Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE PROVIDES CORPORATE UPDATE

Toronto, Ontario – December 6, 2011 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions is pleased to provide a corporate update on a number of activities.

Northcore has continued to execute against corporate goals with a focus on the progressive improvement of the company’s balance sheet.  This quarter has seen a number of important accomplishments in this regard.

•
Conditional approval has been received from the Toronto Stock Exchange to proceed with the previously announced asset acquisition of all Discount This Holdings Limited’s Intellectual Properties, commonly known as the “Discount This Platform”.  This purchase is significant because of the value of the intrinsic Intellectual Property, particularly given the explosive growth of the group commerce market segment.

•
Northcore has now launched a dedicated web presence for Northcore Labs.  The site, located at www.ntilabs.com will serve as a nexus for potential partners looking to get information on existing projects and those seeking to explore new Intellectual Property initiatives.

•
The company has retired all of the original principal amounts of the Series L and N Convertible Debentures.  As a result of these conversions, Northcore has successfully removed all non-operational debt from its balance sheet.

“As I have previously stated, we feel that it is necessary to ensure that our shareholders are aware of our execution against stated goals,” said Amit Monga, CEO of Northcore Technologies.  “With the acquisition of the Discount This Platform and the subsequent launch of the Northcore Labs web site, we have strengthened both our IP holdings and potential pipeline.  Just as importantly, we have positioned the corporation to exit fiscal year 2011 debt free due to the conversions of all remaining debentures.  These achievements represent important steps along the path to a stronger Northcore and a corresponding increase in shareholder value.”

Companies, universities, research institutes or individuals interested examining opportunities for
Intellectual Property collaboration or monetization should contact Northcore at 416-640-0400 or
1-888-287-7467, or via email at NTILabs@northcore.com.

Northcore Provides Corporate Update

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.

Northcore has earned the trust and loyalty of customers from a wide range of organizations across many different industry sectors.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.

For more information, visit northcore.com

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com